SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited estimated earnings results for the fiscal year ended December 31, 2007 and 2008 as attached hereto.

Attachment : unaudited estimated statements of income including KEPCO and its six generation subsidiaries for the fiscal year ended December 31, 2007 and 2008

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the fiscal year ended December 31, 2007 and 2008 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and has been prepared by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the fiscal year ended December 31, 2007 and 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: February 5, 2009

Attachment

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the fiscal year ended December 31, 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of December 31, 2007 and 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

As of December 31, 2007 and 2008

(Unit : in billions of Korean Won)	FY 2008	FY 2007	Change	Change
Operating revenues:	31,302	28,979	2,323	8.0%

Sale of electric power	30,954	28,559	2,395	8.4%
Other operating revenues	39	208	-169	-81.1%
Revenues for other businesses	309	212	96	45.5%

Operating expenses:	34,400	26,453	7,946	30.0%

Fuel	16,336	10,980	5,356	48.8%
Purchased power	4,368	2,553	1,816	71.1%
Maintenance	2,288	2,212	77	3.5%
Depreciation	5,444	5,133	311	6.0%
Other operating expenses	5,905	5,533	372	6.7%
Expenses for other businesses	59	44	16	35.9%

Operating income	-3,098	2,525	-5,623	-222.7%

Non-operating income:	2,733	1,137	1,596	140.3%

Gain on foreign currency transactions and translation	219	25	194	781.7%
Investment income from affiliates	318	296	23	7.6%
Other	2,196	817	1,379	168.8%

Non-operating expenses:	3,609	1,227	2,382	194.2%

Interest expenses	1,034	780	255	32.6%
Loss on foreign currency transactions and translation	2,079	143	1,936	1351.9%
Investment loss from affiliates	42	20	22	106.9%
Other	454	284	170	60.0%

Earnings before taxes	-3,973	2,436	-6,409	-263.1%

Provision for income taxes	-1,021	879	-1,900	-216.1%

Net income	-2,953	1,557	-4,509	-289.7%